UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Instructure, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45781U103

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45781U103

1.	Names of Reporting Persons William E. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 244,866 (1)
	6.	Shared Voting Power 834,818 (2)
	7.	Sole Dispositive Power 244,866 (1)
	8.	Shared Dispositive Power 834,818 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,079,684
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.8% (3)
12.	Type of Reporting Person (See Instructions) (IN)

(1)	All of these shares are held in William E. Oberndorf’s Individual Retirement Account, which is self-directed.
(2)

Of these shares, 757,792 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as the sole controlling person of Oberndorf Investments LLC, 59,538 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as a controlling person of the Bill & Susan Oberndorf Foundation, 8,900 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as an authorized signatory for the account of Peter C. Oberndorf, 57 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as an authorized signatory for the account of Caroline G. Oberndorf, 4,602 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as an authorized signatory for the account of Betty Jane Weimer and 3,929 shares may be deemed to be beneficially owned by William E. Oberndorf solely in his capacity as an authorized signatory for the account of William Oberndorf.

(3)	Based on 38,257,326 shares of common stock outstanding as of December 31, 2019.

CUSIP No. 45781U103

1.	Names of Reporting Persons Oberndorf Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 757,792 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 757,792 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 757,792
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.0% (2)
12.	Type of Reporting Person (See Instructions) (OO) – limited liability company

(1)	Power is exercised through William E. Oberndorf as the sole member of the manager of Oberndorf Investments LLC.
(2)	Based on 38,257,326 shares of common stock outstanding as of December 31, 2019.

CUSIP No. 45781U103

1.	Names of Reporting Persons. Bill & Susan Oberndorf Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 59,538 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 59,538 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 59,538
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.2% (2)
12.	Type of Reporting Person (See Instructions) (CO)

(1)	Power is exercised through its two directors, William E. Oberndorf and Susan C. Oberndorf.
(2)	Based on 38,257,326 shares of common stock outstanding as of December 31, 2019.

CUSIP No. 45781U103

1.	Names of Reporting Persons. Peter C. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,900 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,900 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,900
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1% (2)
12.	Type of Reporting Person (See Instructions) (IN)

(1)	William E. Oberndorf is an authorized signatory for the account of Peter C. Oberndorf.
(2)	Based on 38,257,326 shares of common stock outstanding as of December 31, 2019.
**	Denotes less than.

CUSIP No. 45781U103

1.	Names of Reporting Persons. Caroline G. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 57 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 57 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 57
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1% (2)
12.	Type of Reporting Person (See Instructions) (IN)

(1)	William E. Oberndorf is an authorized signatory for the account of Caroline G. Oberndorf.
(2)	Based on 38,257,326 shares of common stock outstanding as of December 31, 2019.
**	Denotes less than.

CUSIP No. 45781U103

1.	Names of Reporting Persons. Betty Jane Weimer
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,602 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,602 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,602
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1% (2)
12.	Type of Reporting Person (See Instructions) (IN)

(1)	William E. Oberndorf is an authorized signatory for the account of Betty Jane Weimer.
(2)	Based on 38,257,326 shares of common stock outstanding as of December 31, 2019.
**	Denotes less than.

CUSIP No. 45781U103

1.	Names of Reporting Persons. Susan C. Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 124 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 124 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 124
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1% (2)
12.	Type of Reporting Person (See Instructions) (IN)

(1)	All of these shares are held in Susan C. Oberndorf’s Individual Retirement Account, which is self-directed.
(2)	Based on 38,257,326 shares of common stock outstanding as of December 31, 2019.
**	Denotes less than.

CUSIP No. 45781U103

1.	Names of Reporting Persons. William Oberndorf
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,929 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,929 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,929
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) **0.1% (2)
12.	Type of Reporting Person (See Instructions) (IN)

(1)	William E. Oberndorf is an authorized signatory for the account of William Oberndorf.
(2)	Based on 38,257,326 shares of common stock outstanding as of December 31, 2019.
**	Denotes less than.

Item 1.	(a)	Name of Issuer

Instructure, Inc.

	(b)	Address of Issuer’s Principal Executive Offices

6330 South 3000 East, Suite 700 Salt Lake City, UT 84121

Item 2.	(a)	Name of Person Filing

William E. Oberndorf (“WEO”), Oberndorf Investments LLC, a Delaware limited liability company (“OBI”), Bill & Susan Oberndorf Foundation, a California corporation (“Oberndorf Foundation”), Peter C. Oberndorf (“PCO”), Caroline G. Oberndorf (“CGO”), Betty Jane Weimer (“BJW”), Susan C. Oberndorf (“SCO”) and William Oberndorf (“WO”). WEO, OBI, Oberndorf Foundation, PCO, CGO, BJW, SCO and WO are sometimes hereinafter referred to as the “Reporting Persons.”

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

	(b), (c)	Address of Principal Business Office or, if None, Residence; Citizenship of Reporting Persons

The principal business address of WEO is 615 Front Street, San Francisco, CA 94111. WEO is a citizen of the United States of America.

The principal business address of OBI is 615 Front Street, San Francisco, CA 94111. OBI is a Delaware limited liability company.

The principal business address of Oberndorf Foundation is 615 Front Street, San Francisco, CA 94111. Oberndorf Foundation is a California corporation.

PCO’s address is 615 Front Street, San Francisco, CA 94111. PCO is a citizen of the United States of America.

CGO’s address is 615 Front Street, San Francisco, CA 94111. CGO is a citizen of the United States of America.

BJW’s address is 615 Front Street, San Francisco, CA 94111. BJW is a citizen of the United States of America.

SCO’s address is 615 Front Street, San Francisco, CA 94111. SCO is a citizen of the United States of America.

WO’s address is 615 Front Street, San Francisco, CA 94111. SCO is a citizen of the United States of America.

	(d)	Title of Class of Securities

Common Stock

	(e)	CUSIP Number:

45781U103

Item 3.	Statement filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c):

Not Applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(b)	(a)	(c)(i)	(c)(ii)	(c)(iii)	(c)(iv)
			Common Stock
			Voting Power		Disposition Power
Reporting Persons	Percent of Class	Amount Beneficially Owned	Sole	Shared	Sole	Shared
William E. Oberndorf	2.8%	1,079,684	244,866	834,818	244,866	834,818
Oberndorf Investments LLC	2.0%	757,792	757,792	0	757,792	0
Bill & Susan Oberndorf Foundation	0.2%	59,538	59,538	0	59,538	0
Peter C. Oberndorf	**0.1%	8,900	0	8,900	0	8,900
Caroline G. Oberndorf	**0.1%	57	0	57	0	57
Betty Jane Weimer	**0.1%	4,602	0	4,602	0	4,602
Susan C. Oberndorf	**0.1%	124	124	0	124	0
William Oberndorf	**0.1%	3,929	0	3,929	0	3,929

**	Denotes less than

The foregoing percentages are based on 38,257,326 shares of common stock outstanding as of December 31, 2019 as set forth in Instructure, Inc.’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 2, 2020.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, or other proceeds from the sale of, the common stock held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2020

/s/ Gary Scheier
Signature

Gary Scheier
Attorney-in-fact for:

William E. Oberndorf (1)
Oberndorf Investments LLC (1) Bill & Susan Oberndorf Foundation (1)
Peter C. Oberndorf (1)
Caroline G. Oberndorf (1)
Betty Jane Weimer (1) Susan C. Oberndorf (1) William Oberndorf (1)

(1) A Power of Attorney authorizing Gary Scheier to act on behalf of this person or entity was previously filed.

EXHIBIT INDEX

Exhibit	Document Description

A	Agreement Pursuant to Rule 13d-1(k)